UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50494
NOTIFICATION OF LATE FILING	CUSIP NUMBER 98-0412432

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:		April 30, 2009

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diversified Product Inspections, Inc.
Full Name of Registrant

Former Name if Applicable

c/o Williams, Williams, Ratner and Plunkett, 380 North Old Woodward Ave., Suite 300
Address of Principal Executive Office (Street and Number)

Birmingham, Michigan 48009
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company was a shell corporation from April 30, 2009 until July 28, 2009 when it closed on its first acquisition of real estate. As a result of this change, the auditors need additional time to complete their required subsequent event procedures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	561	689-4441
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See Annex A.

Diversified Product Inspections, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 30, 2009	By:	/s/ Jan Telander
Jan Telander, Chief Executive Officer and Chief Financial Officer

Annex A to Form 12b-25

The Company’s revenues increased from $767,070 for the four months ended April 30, 2008 to $924,024 for the four months ended April 30, 2009, or by 20.5% due to the performance of more engineering investigations over the same period in 2008, continuing the trend from the second half of calendar 2008.  Net loss for the four months ended April 30, 2009 was $118,888 compared to a net loss of $37,973 for the four months ended April 30, 2008, mainly reflecting our increased professional fees offset somewhat by our increase in revenues.